UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telvent GIT, S.A.

(Name of Issuer)

Ordinary Shares, €3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number)

Schneider Electric SA 35 rue Joseph Monier 925000 Rueil Malmaison - France Attention: Peter Wexler Telephone: +33 (0) 1 41 29 70 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Paul S. Bird, Esq.

Telephone: (212) 909-6000

August 30, 2011

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D/A

CUSIP No. E90215109

1	NAMES OF REPORTING PERSONS Schneider Electric SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,149,828
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,149,828
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,149,828
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

The calculation of this percentage is based on 34,094,159 ordinary shares, nominal value €3.00505 per share (the “Shares”), of Telvent GIT, S.A. (the “Issuer”) authorized and issued as of May 31, 2011, as represented by the Issuer in the Transaction Agreement (as defined herein).

Schedule 13D/A

CUSIP No. E90215109

1	NAMES OF REPORTING PERSONS Schneider Electric España, S.A.U.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,149,828
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,149,828
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,149,828
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[2]	The calculation of this percentage is based on 34,094,159 Shares authorized and issued as of May 31, 2011 as represented by the Issuer in the Transaction Agreement.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed jointly, pursuant to the joint filing agreement attached to the Schedule 13D as Exhibit 99.1, with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2011 by Schneider Electric SA, a societe anonyme organized under the laws of the Republic of France (“Schneider Electric”) and Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain and an indirect wholly owned subsidiary of Schneider Electric (“SE España” and, together with Schneider Electric, the “Reporting Persons”), with respect to the ordinary shares, €3.00505 nominal value per share (“Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain, (the “Issuer” or “Telvent”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 13D.

Items 2, 5 and 6.

The response to Items 2, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

All references to “Annex A to this Statement” or “Annex A hereto” are amended to be references to Annex A to this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration

The response to Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following text at the end thereof:

“The information set forth in Item 4 below is hereby incorporated by reference.”

Item 4. Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text at the end thereof:

“On June 21, 2011, SE España commenced the Offer. The Offer expired at 5:00 p.m., New York City time, on Tuesday, August 30, 2011 (the “Expiration Time”). According to American Stock Transfer and Trust Company, LLC, the depositary for the Offer (the “Depositary”), as of the Expiration Time, a total of approximately 33,187,514 Shares (including the Abengoa Subject Shares, the Management Subject Shares and 1,269,765 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 97.3% of the number of Shares authorized and issued as of the date of the Transaction Agreement. All Shares that were validly tendered and not validly withdrawn were accepted for payment by SE España. On Tuesday, August 30, 2011, Schneider Electric issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit 4.5, and the information set forth in the press release is incorporated herein by reference.

In accordance with the Transaction Agreement, SE España commenced a subsequent offering period at 9:00 a.m., New York City time, on Wednesday, August 31, 2011, for all remaining untendered Shares (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at 5:00 p.m., New York City time, on Wednesday, September 28, 2011, unless extended. The Reporting Persons reserve the right, exercisable in their sole discretion, to extend the Subsequent Offering Period in accordance with applicable law. During the Subsequent Offering Period, SE España will accept for payment, and promptly purchase, validly tendered Shares. Shareholders of the Issuer who validly tender their Shares during the Subsequent Offering Period will receive the same $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, that was paid to shareholders who tendered their Shares during the Offer.

On September 1, 2011, SE España deposited with the Depositary immediately available funds in an amount sufficient for the prompt payment of the aggregate consideration for all Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer (including the 1,269,765 Shares subject to guarantees of delivery). The funds for the payment of the aggregate consideration were obtained from cash on hand at SE España and its affiliates, including Schneider Electric.

On September 6, 2011, the Depositary indicated that 231,986 of the 1,269,765 Shares that were subject to guarantees of delivery as of the Expiration Time were validly tendered in accordance with the terms of the Offer and therefore 32,149,835 Shares, representing approximately 94.3% of the number of Shares authorized and issued as of the date of the Transaction Agreement, had been accepted for purchase and paid for in accordance with the Offer.

As described above, pursuant to the terms of the Transaction Agreement, following SE España’s acceptance of, and payment for, the Shares validly tendered pursuant to the Offer, SE España became entitled to designate a total of seven (7) of the twelve (12) directors serving on the Issuer’s board of directors (the “Board”) in accordance with the co-option procedures under Spanish law. Accordingly, on August 30, 2011, each of Messrs. Germán Bejarano, José B. Terceiro Lomba, José Dominguez Abascal, Emilio Cassinello Aubán, José Manuel Fernández Norniella, Miguel Cuenca Valdivia and Eduardo Punset Casals resigned as directors of the Issuer and effective as of September 5, 2011, Messrs. Emmanuel Babeau, Michel Crochon, Julio Rodríguez Izquierdo, Peter Wexler, Robert Immelé, Bernard Mangin and Enrique Valer Munilla, SE España’s designees, were provisionally co-opted as directors to fill the vacant seats. As a result of such resignations and co-option, directors designated by SE España constitute a majority of the directors serving on the Board. In connection with the appointment of SE España’s designees to the Board, SE España transferred one (1) of the Shares acquired by it pursuant to the Offer to each such designee in consideration of such designee agreeing to serve on the Board. Following such transfer of Shares to SE España’s designees to the Board, SE España directly owned 32,149,828 Shares.

All directors appointed to the Board through the co-option procedure will serve until the next general shareholders’ meeting of Telvent, at which time the appointments shall be ratified or a different person appointed. In the event that the Reporting Persons retain ownership of a majority of the authorized and issued Shares, the Reporting Persons will own sufficient Shares to ratify the appointments of SE España’s designated directors at the general shareholders’ meeting without the affirmative vote of any other shareholder of Telvent. Under Spanish law and the organizational documents of Telvent, the appointment and removal of directors of Telvent requires the approval of holders of a majority of the Shares present or represented at a general shareholders’ meeting of Telvent. Thus, for so long as the Reporting Persons retain ownership of a majority of the authorized and issued Shares, the Reporting Persons will own sufficient Shares to appoint and remove any director of Telvent without the affirmative vote of any other shareholder of Telvent. However, as described above, the Reporting Persons have agreed in the Transaction Agreement that if they beneficially own less than seventy percent (70%) of the total authorized and issued Shares, the Board will consist of no more than twelve (12) directors and three (3) of such directors shall qualify as “independent directors” under the listing standards adopted by NASDAQ applicable to members of a listed company’s audit committee. Subject to such limitations, as a majority shareholder, the Reporting Persons currently intend to seek additional representation on the Board.

As described above, the Reporting Persons agreed in the Transaction Agreement to use reasonable best efforts to maintain the current listing of the Shares on NASDAQ until such time as (x) the Reporting Persons beneficially own Shares representing not less than seventy percent (70%) of the total authorized and issued Shares and (y) the delisting of Telvent from NASDAQ is approved at a general shareholders’ meeting following the procedure established in the Spanish company law. The Reporting Persons currently intend, as promptly as practicable, (i) to cause Telvent to hold a general shareholders’ meeting to approve the delisting of the Shares on NASDAQ and to vote their Shares at such general shareholders’ meeting to approve the delisting and (ii) thereafter to cause Telvent to delist the Shares from NASDAQ. The delisting of the Shares on NASDAQ requires the approval of holders of a majority of the Shares present or represented at a general shareholders’ meeting of Telvent. Thus, in the event that the Reporting Persons retain ownership of (70%) or more of the total authorized and issued Shares, the Reporting Persons will own sufficient Shares to obtain the requisite shareholder approval for the delisting of the Shares without the affirmative vote of any other shareholder of Telvent.

It is the current intention of the Reporting Persons to cause Telvent to take such actions as are required to terminate the registration of the Shares under the Exchange Act as soon as possible after the Shares are eligible for such termination and have been delisted from NASDAQ. The deregistration of the Shares under the Exchange Act will not require shareholder approval. So long as directors designated by SE España constitute a majority of the directors serving on the Board ,the Reporting Persons will have sufficient representation on the Board to control the vote of the board and approve the deregistration.

There is no expedited or short form minority squeeze out merger procedure following the consummation of the Offer available under Spanish law. As described above, pursuant to the Transaction Agreement, the Reporting Persons agreed to use their reasonable best efforts to cause the Issuer to call a general shareholders’ meeting for the purposes of obtaining the requisite shareholder approval of a share capital reduction of the Issuer through the redemption of all of the Shares not then owned by the Reporting Persons or their respective subsidiaries (the “Minority Shares”), following the procedure established under Spanish law (the “Minority Shareholder Share Redemption”). Under Spanish law, in addition to the requirement of general shareholder approval, the Minority Shareholder Share Redemption must also be approved by (i)

if at least fifty percent (50%) of the Minority Shares are present or represented at the applicable general shareholders’ meeting, the holders of a majority of the Minority Shares present or represented or (ii) if at least twenty-five percent (25%), but less than fifty percent (50%), of the Minority Shares are present or represented at the applicable general shareholders’ meeting, the holders of two-thirds of the Minority Shares present or represented. There can be no assurance that the Minority Shareholder Share Redemption can be consummated. The Reporting Persons will not be able to obtain the requisite shareholder approval for the Minority Shareholder Share Redemption without the support and approval of the requisite majority of the holders of the Minority Shares and there can be no assurance that such approval will be obtained. Even if the requisite shareholder approval is obtained, pursuant to Spanish law, the Minority Shareholder Share Redemption must also satisfy Telvent’s corporate interest. The satisfaction of this condition could be challenged before a Spanish Court, and there can be no assurance as to the outcome of such a proceeding. If the Minority Shareholder Share Redemption is consummated, each of the Minority Shares outstanding immediately prior to the effective time of the Minority Shareholder Share Redemption will confer on its holder solely the right to receive an amount in cash equal to $40.00 in cash without interest and less any applicable withholding taxes and deductions in respect of Spanish capital tax, and will be cancelled and extinguished upon registration of the share capital reduction in the Madrid Companies’ Registry.

If the Minority Shareholder Share Redemption is not approved, but the Reporting Persons retain beneficial ownership of at least a majority of the authorized and issued Shares, as described above, the Reporting Persons will own sufficient Shares to appoint and remove any director of Telvent without the affirmative vote of any other shareholder of Telvent. The Reporting Persons expect that such representation on the Board will permit the Reporting Persons to exert substantial influence over Telvent’s conduct of its business and operations. As a majority shareholder, the Reporting Persons would continue to evaluate the business, operations, financial condition, capitalization, corporate structure, assets, properties, policies, management and personnel of Telvent and would take such actions as the Reporting Persons deem appropriate, subject to the terms of the Transaction Agreement, under the circumstances then existing. The Reporting Persons reserve the right at any time to initiate or seek any and all transactions as the status as a principal shareholder of Telvent may entitle the Reporting Persons to initiate consistent with applicable law.”

Item 5. Interest in Securities of the Issuer

The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The information set forth in Items 3 and 4 above is hereby incorporated by reference.

(a)-(b) SE España is the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 32,149,828 Shares, representing approximately 94.3%3 of the Shares.

[3]	The calculation of this percentage is based on 34,094,159 Shares authorized and issued as of May 31, 2011 as represented by the Issuer in the Transaction Agreement.

As described in Item 4 above, each of Messrs. Emmanuel Babeau, Julio Rodríguez Izquierdo and Enrique Valer Munilla, persons named in Annex A hereto, and each of Messrs. Michel Crochon, Peter Wexler, Robert Immelé and Bernard Mangin, employees of the Reporting Persons, is the beneficial owner of and has the sole power to vote and dispose of 1 Share. Both Reporting Persons disclaim beneficial ownership of such Shares.

Except as described in this Schedule 13D, to the Reporting Persons’ knowledge none of the other persons named in Item 2 of this Statement beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, any Shares.

(c) Except as described in this Schedule 13D, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons named in Annex A hereto has effected any transactions in the Shares during the past 60 days.

(d) Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Except as set forth in Item 3, 4 and 5 of this Schedule 13D, which are herein incorporated by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Annex A hereto, respectively, or between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.”

Item 7. Material to Be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

“Exhibit 4.5	Press release issued by Schneider Electric SA, dated August 30, 2011 (incorporated in this Schedule 13D by reference to Exhibit (a)(5)(L) to the Amendment No. 9 to the Schedule TO filed by Schneider Electric SA and Schneider Electric España, S.A.U. on August 31, 2011).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2011

SCHNEIDER ELECTRIC SA

By:	/s/ Peter Wexler
	Name:	Peter Wexler
	Title:	Senior Vice President & General Counsel

Dated: September 9, 2011

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

By:	/s/ Elena González Anta
	Name:	Elena González Anta
	Title:	Chief Legal Counsel

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following tables set forth the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the Reporting Persons.

Schneider Electric SA

Executive Officers

Name (Citizenship)	Business Address	Principal Occupation or Employment

Jean-Pascal Tricoire (France)	Schneider Electric SA 35, rue Joseph Monier 92500 Rueil-Malmaison France	President & Chief Executive Officer and Chairman of the Management Board, Schneider Electric
Emmanuel Babeau (France)	Schneider Electric SA 35, rue Joseph Monier 92500 Rueil-Malmaison France	Executive VP Finance & Chief Financial Official and Member of the Management Board, Schneider Electric

Directors

Name (Citizenship)	Business Address	Principal Occupation or Employment

Henri Lachmann (France)	Schneider Electric SA 35, rue Joseph Monier 92500 Rueil Malmaison France	Chairman of the Supervisory Board, Schneider Electric
Léo Apotheker (Germany	Hewlett-Packard Company 3000 Hanover Street, Palo Alto, CA 94304-1112 USA	President & Chief Executive Officer, Hewlett-Packard Company
Betsy Atkins (United States)	BAJA CORP 10 Edgewater Drive, Ste. 10A Coral Gables, FL 33133 USA	Managing Partner, Baja Ventures
Claude Briquet (France)	Schneider Electric Indsutries SAS Boulevard Salvador Allende, Zone Industrielle, BP 660, 16340 L’Isle d’Espagnac France	Responsible for trading in Europe within the Industry Department of Schneider Electric’s European Operating Division, Schneider Electric Indsutries SAS
Gérard de La Martinière (France)	18, allée du Cloître 78170 La Celle-Saint-Cloud France	Member of the Supervisory Board, Schneider Electric, Director of Air Liquide, European Financial Reporting Advisory Group, Poor’s Credit Market Services France SAS and Allo Finance
Noël Forgeard (France)	Arjil 84 avenue d’Iéna 75116 Paris France	Partner, Arjil (Altium Group)

Name (Citizenship)	Business Address	Principal Occupation or Employment

Jérôme Gallot (France)	Veolia Transdev 36-38, avenue Kléber 75118 Paris France	CEO, Veolia Transdev
Dr. Jeong H. Kim (United States)	Alcatel-Lucent 600 Mountain Avenue Room 6A-509 Murray Hill, N.J. 07974 USA	Chairman, Bell Laboratories (Alcatel-Lucent)
Willy R. Kissling (Switzerland)	Poststrasse n° 4 BP – 8808 Pfaeffi kon Switzerland	Member of the Supervisory Board, Schneider Electric; Director, Cleantech-Invest AG; Member of European Advisory Board, Booz & Co.
Cathy Kopp (France)	22, square de l’Alboni 75016 Paris France	Member of the Supervisory Board, Schneider Electric, Director of Dexia and Ecole Normale Supérieure (Paris); Member of the Board of Fondation SNCF; Member, Haut Conseil de l’Intégration
Dominique Sénéquier (France)	AXA Private Equity 20, place Vendôme 75001 Paris France	Chairman of the Managing Board of AXA Investment Managers Private Equity SA

G. Richard Thoman (United States)	Corporate Perspectives, L.L.C. 126 East 56th Street, 9th Floor New York, NY 10022 United States	Managing Partner, Corporate Perspectives, L.L.C.
Serge Weinberg (France)	Weinberg Capital Partners 20, rue Quentin Bauchart 75008 Paris France	Chairman, Weinberg Capital Partners, Sanofi-Aventis, Financière Piasa, Piasa Holding, Piasa, Team Partners Group, VL Holding, Alret and Maremma; Member of the Supervisory Board of Schneider SA, Alfina, Amplitude Group and Financière BFSA; Vice President and Director of Financière Poinsétia and Financière Sasa; Director of Alliance Industrie and Sasa Industrie; Chairman of Corum (Switzerland)

Schneider Electric España, S.A.U.

Executive Officers

Name (Citizenship)	Business Address	Principal Occupation or Employment

Enrique Valer Munilla (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Country President for the Iberian Zone & South America Senior Vice President, SE España

Name (Citizenship)	Business Address	Principal Occupation or Employment

Manuel Angel Sánchez Vivas (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Iberian Zone HR & Communication VP, SE España

Cyrill Helbert (France)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Vice President Finance for the Iberian Zone, SE España

Alex Vecino Miro (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Customer Satisfaction & Quality Director for the Iberian Zone, SE España

José-Emilio Serra de Fortuny (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Cluster Marcom Director, SE España

Cándido Gutiérrez Baños (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Power & LifeSpace Business VP, SE España

Manuel Moliner (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Solutions Business VP, SE España

Francisco Barceló Barceló (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Energy Business VP, SE España

Joan Jordi Arnó Pons (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Industry Business VP, SE España

Olga Martín López (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	IT Business Vice President, SE España

Jorge Tórtola Fernández (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Building Business Vice President, SE España

Directors

Name (Citizenship)	Business Address	Principal Occupation or Employment

Julio Rodríguez Izquierdo (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Executive Vice-President Power & Emeas Division, Schneider Electric

Enrique Valer Munilla (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Country President for the Iberian Zone & South America Senior Vice President, SE España

Ignacio Marco-Gardoqui Ibáñez (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Director, SE España

Francesc Sanuy Gistau (Spain)	Cardenal Vives i Tuto 24, 3°. 08034 Barcelona Spain	Self-employed lawyer, financial analyst (radio, television, newspapers, books), consultant and advisor

Brigitte Véronique Blanc (France)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Senior Vice President Financing & Treasury, Schneider Electric Industries SAS

A-4